Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF MARCH 16, 2016

This section provides information that supplements the information about Colombia contained in Colombia’s 2014 Annual Report, as amended by Amendment No.1 thereto, and as the 2014 Annual Report t may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2014 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2014 Annual Report, as amended to date.

Republic of Colombia

Government and Political Parties

In the presidential elections that took place in 2014, Juan Manuel Santos was reelected as president of Colombia. The next presidential election is scheduled for May 2018.

Internal Security

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide increased from 15,459 in 2010 to 16,127 in 2011 and to 16,440 in 2012, but decreased in 2013 to 15,419 and to 13,343 in 2014. Incidents of kidnapping increased from 282 in 2010 to 305 in 2011, but remained constant in 2012. Incidents of kidnapping decreased from 299 in 2013 to 288 in 2014. Incidents of terrorism increased from 472 in 2010 to 571, in 2011, and to 894 in 2012. Incidents of terrorism decreased from 890 in 2013 to 763 in 2014. In 2015, homicides decreased to 12,673 reported cases, while kidnappings fell to 210 cases and incidents of terrorism declined to 440 reported cases. In January 2016, according to preliminary data, homicides decreased by 7.2%, incidents of kidnapping decreased by 82.1% and incidents of terrorism decreased by 77.8%, compared to the same month in 2015.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure that aims to end the armed conflict. The proposed peace process includes an agenda with five concrete points: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combatting drug trafficking; and (v) the rights of the victims. The agreement does not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway and have continued in Havana, Cuba.

On May 26, 2013, the Government and the FARC achieved an agreement on the first negotiation point concerning rural development. The main points of the agreement covered the following topics: access and land use, unproductive lands, registry of title to property, protection of agricultural frontier areas and reserves, development programs with a territorial approach, infrastructure and land improvement, social development, encouragement of agricultural production, economic cooperation, and food and nutrition policies.

An agreement on political participation, the next point in the negotiation agenda, was reached on November 6, 2013. The agreement includes: rights and guarantees for political opposition, including access to media, in particular for new political movements that appear once the final agreement is reached; democratic mechanisms for public participation, including direct participation; and measures to promote further participation, in equal conditions and with security guarantees, of all sectors of the society in national, regional and local politics, including the most vulnerable population.

On May 16, 2014, the Government and the FARC announced an agreement concerning the problem of drug trafficking. The agreement aims to: work with the parties involved; transform the affected farmlands; open new opportunities for communities and territories; guarantee the rights of rural farmers; clear the areas affected by land mines and unexploded ordnance; promote a comprehensive strategy to ensure full respect of the rule of law in the territories concerned; implement a program for eradicating illicit crops; strengthen institutional capabilities for the detection, control and reporting of illicit financial transactions; and promote new plans against money laundering.

On June 7, 2014, the Government and the FARC announced an agreement to take responsibility for the victims of the internal conflict, one of the most important points in the peace negotiations between the Government and the FARC. The agreement outlined 10 basic principles: recognition of victims; acknowledgment of responsibility; recognition of the rights of the victims; victim participation; the discovery of the truth of what happened during the conflict; reparation for victims; guarantees of protection and security; guarantee of non-repetition; principle of reconciliation; and focus on human rights. Finalization of this agreement, however, is conditioned on a general agreement upon the full negotiating agenda and no assurance can be given that such agreement will be reached or that if it is reached, that the agreement will not be materially modified.

On December 20, 2014, the FARC initiated a ceasefire and President Santos expressed the hope that this unilateral and undefined ceasefire could lead to a bilateral and permanent treaty.

On January 5, 2015, President Santos emphasized that the continuing peace negotiation is one of the principal objectives of the Government in 2015. At a meeting with the negotiating team in 2014, he emphasized the benefits to Colombia following the unilateral ceasefire by the FARC and invited the ELN to take the same initiative. The Government negotiating team returned to Havana with the aim of concluding a peace agreement as soon as possible.

On February 20, 2015, United States Secretary of State John Kerry announced that Bernie Aronson, a former Assistant Secretary of State for Western Hemisphere Affairs, was appointed to support the Colombian peace process. The United States is not a direct participant in the negotiation table.

On March 7, 2015, as provided for in the de-escalation framework and seeking to build trust with, and to improve the security conditions of, the inhabitants of at-risk zones in which land mines, improvised explosive devices, unexploded ordnance and other explosive remnants of war are present, the Government and the FARC agreed to request that the Norwegian People’s Aid organization lead and coordinate a clean-up and decontamination project in order to disarm and dispose of such explosive devices.

On July 12, 2015, delegations from the Government and the FARC announced that in order to provide confidence in the peace process, engender trust among the delegations, speed up agreement as to remaining items in the general agreement agenda and create the conditions for a general ceasefire of bilateral hostilities and disarmament, they decided to negotiate terms under which a general ceasefire of bilateral hostilities and disarmament would occur. Such ceasefire would require monitoring and verification of compliance with the ceasefire. To this effect, they requested that a delegate from the Secretary-General of the United Nations and a delegate of the Union of South American Nations follow the negotiations so as to aid in creating such a system. In the meantime, the FARC, as a gesture of de-escalation, agreed to maintain unilateral suspension of all offensive actions. The Government, starting July 20, 2015, de-escalated its own military actions.

On December 15, 2015, delegations from the Government and the FARC discussed and reached agreement on the “Victims” Agenda, which includes sub-items on “human rights of victims” and “truth”. Both parties agreed to create the Commission for the Clarification of Truth, Coexistence and Non Repetition, a Special Unit to search for missing people and a Special Jurisdiction for Peace, which will include a Tribunal for Peace. This judicial infrastructure will focus on administering justice and investigating and prosecuting human rights violations. In this framework, both parties reaffirmed their commitment to a formula for victims’ claims and to contribute to building a stable and lasting peace.

On January 6, 2016, the High Commissioner for Peace, Sergio Jaramillo, met with a delegation of 60 victims of the conflict who went to Havana and participated in the drafting of the agreement on the “Victims” Agenda. Mr. Jaramillo listened to the questions and concerns of several victims and affirmed his recommendation of the continued involvement of victims in negotiating the Havana agreements.

On January 25, 2016, the United Nations Security Council approved the establishment of a political mission in Colombia for 12 months. The mission’s purpose is to monitor disarmament if a peace agreement between the Government and the FARC is reached. The mission will be made up of unarmed international observers who will be responsible for verification of a definitive bilateral ceasefire, cessation of hostilities and laying down of arms and form part of the compliance mechanism that the parties will include in the final peace agreement. The mission will be headed by a special representative of the Secretary-General.

On February 4, 2016, on the commemoration of the fifteen-year anniversary of Plan Colombia, the U.S. initiative to aid the Colombian government on their ongoing war on drugs, the United States Government furthered its support in Colombia with a new economic assistance program, that if approved by the U.S. congress, would allocate U.S. $450 million for peace efforts called, “Paz Colombia”.

Other Domestic Initiatives

On November 22, 2013, a law on infrastructure was passed. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient and expeditious through structures that will support and facilitate the development of a modern transport network for the country. With the infrastructure plan, the Government hopes to build 1,300 km of new roads from 2014 to 2018. Upon completion, Colombia is projected to have a total of 3,262 km of paved roads, a significant increase from the current total of 1,962 km. The Government’s strategy is based on increasing private sector involvement in road projects, thereby implementing the fourth generation (4G) plan to improve the competitiveness of the country’s domestic network of roads.

On December 23, 2014, President Santos signed Law 1739 of 2014. The law seeks to maintain the growth of the Colombian economy through infrastructure development and social programs and strike a balance between taxes on wealth and income without adversely affecting the middle class or small and medium size companies. The key provisions of the tax law include: (i) a temporary wealth tax on those with net assets above Ps. 1 billion effective as of January 1, 2015; (ii) a permanent increase on the CREE from 8% to 9%, starting in 2015; (iii) a temporary income tax surcharge of the CREE for a company’s earnings above Ps.800 million, which surcharge will be 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018; (iv) postponing the elimination of the tax on financial transactions, the Gravamen a los Movimientos Financieros GMF, to 2019, at which point it will gradually be reduced by 1 point each year until its elimination in 2022; (v) a tax deduction for investments in innovation; (vi) extending a subsidy in energy services (gas and electric) for the poor; and (vii) creating a Tax Expert Commission, Comisión de Expertos para la Equidad y la Competitividad Tributaria, which will propose reforms to make the Colombian tax system more equitable and efficient. The tax reform took effect on January 1, 2015.

On June 9, 2015, Law 1753 was approved by Congress through which the Government has implemented the National Development Plan (“PDN”) for the period 2014 to 2018. The three main pillars of the PDN are (i) peace, reflecting the Government’s political will to commit to sustainable peace; (ii) equity, in order to focus on human development with opportunities for all; and (iii) education, which the plan considers as the most powerful instrument for social equality and economic growth. Additionally, there are five cross strategies that are meant to implement the three pillars: (i) competitiveness and strategic infrastructure; (ii) social mobility; (iii) transformation of the countryside (which includes initiatives on land access and distribution and improving the socio-economic condition of those living in rural areas); (iv) security, justice and democracy for peace building; and (v) good governance. Additionally, there is an evolving strategy, green growth, which includes as objectives the growth of sustainable development, lowering of carbon emissions, protecting the environment and planning for natural disasters and the effects of climate change.

On January 13, 2016, the Government sold 100% of its ownership interests in the power generation company, Isagen (57.6% of its total outstanding shares). The winning bidder in the auction process was the Canadian investment fund, Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale will be used to finance part of the 4G roadway infrastructure projects. To this end, the Government has approved the use of Ps. 1 trillion of the sale proceeds to capitalize the National Development Fund (“FDN”) in order to support the financing of 4G road projects.

Foreign Affairs and International Organizations

On August 22, 2015, President Nicolás Maduro of Venezuela declared a state of emergency in certain parts of the border with Colombia and closed those borders due to alleged violence and smuggling. Certain Colombian citizens who had been living in Venezuela in the areas affected by the state of emergency have been since deported. On August 23, 2015, Colombia reiterated its willingness to cooperate with Venezuela in order to deepen both countries’ commitment against smuggling. At Colombia’s request, the permanent council of the Organization of American States held an extraordinary meeting on August 31, 2015 to determine whether to convene a meeting to consider the humanitarian situation faced by Colombians as a result of the deportations by Venezuela in connection with the state of emergency. Of the 18 votes needed to convene such a meeting, a sufficient majority to convene such a meeting was not attained. Accordingly, no resolution was passed.

On September 7, 2015, President Santos signed Decree No. 1770 of 2015, in order to respond to the Venezuelan border crisis, which declared a state of economic, social and ecological emergency in 40 municipalities in seven border departments. This decree allows the Government to take action on issues of social care, family reintegration, inter-administrative agreements, the definition of compulsory military draft and support for transportation of coal. In addition, the Government has implemented measures to facilitate access to housing, encourage job creation and promote economic development in the region.

On September 21, 2015, a meeting between the Ministers of Foreign Affairs, Mines and Energy, Defense, and Finance of both countries was held in Caracas, Venezuela. They agreed to make efforts in order to promote cooperation to combat drug trafficking, organized crime, smuggling and other forms of criminality. In the first months of 2016, the governments of Venezuela and Colombia made agreements to restart student mobilization through a humanitarian corridor, and allow the return of cargo vehicles and public service to their hometowns.

Economy

Gross domestic product

Real GDP grew by 6.6%, 4.0% and 4.9% in 2011, 2012 and 2013, respectively. Based on preliminary figures, real GDP grew by 4.4% in 2014 and 3.1% in 2015. According to preliminary figures, in 2015 real GDP grew 2.8% during the first quarter, 3.0% during the second quarter and 3.2% during the third quarter, compared to the same quarters in 2014.

According to preliminary figures, during 2015, the sectors that experienced the greatest real growth over the same quarter in 2014 were financial institutions, real estate and business services (4.3%), commerce, repairs, restaurants and hotels (4.1%) and construction (3.9%).

According to preliminary figures, during the first quarter of 2015, the sectors that experienced the greatest real growth over the same quarter in 2014 were commerce, repairs, restaurants and hotels (5.1%), construction (4.7%), financial institutions, real estate and business services (4.3%) and transport, storage and communication (2.9%). According to preliminary figures, during the second quarter of 2015, the sectors that experienced the greatest real growth over the same quarter in 2014 were construction (8.6%), mining and quarrying (4.3%), commerce, repairs, restaurants and hotels (4.0%), and financial institutions, real estate and business services

(3.7%). During the third quarter of 2015, the sectors that experienced the greatest real growth over the same quarter in 2014 were commerce, repairs, restaurants and hotels (4.8%), financial institutions, real estate and business services (4.3%), and electricity, gas and water (3.7%). During the fourth quarter of 2015, the sectors that experienced the greatest real growth over the same quarter in 2014 were agriculture, hunting, forestry and fishing (1.1%), construction (0.8%) and financial institutions, real estate and business services (1.0%).

Impact of Oil Prices

The mining sector (including oil) is a significant contributor to the Colombian economy and is a principal source of exports. The mining sector grew 5.5% in real terms in 2013, but contracted 0.2% in real terms in 2014. According to the preliminary figures, during the first and second quarters of 2015, the mining sector grew 0.5 % and 4.3%, respectively, but contracted 1.1% and 1.4% in the third and fourth quarters of 2015, respectively. Oil and its derivatives accounted for 55.2% of total exports in 2013, 52.8% of total exports in 2014 and 39.9% of total exports in 2015. According to the preliminary figures, oil and its derivatives accounted for 31.4% of total exports in January 2016. On June 13, 2015, the Government published its medium-term fiscal framework, which reflects the Government’s expectation that the fall in oil prices will result in a shortfall in oil revenues of approximately 1.4% of GDP as compared to 2014 and an increase in the Central Government fiscal deficit to 3.0% of GDP in 2015. The Government anticipates that the balance can be financed within the fiscal responsibility law through a higher cyclical deficit. See “Public Sector Finance—General” in the 2014 Annual Report for more information on the results of a review of the Government’s financial plan for 2015 and the impact of oil prices.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 7.3% of GDP in 2014, as compared to 7.7% in 2013. According to preliminary figures, mining remained constant in the first and second quarters of 2015 at 7.3% of GDP, but contracted in the third quarter to approximately 7.0% of GDP. Mining sector production decreased in 2014, recording a contraction in real terms of 0.2%, as compared to real growth of 5.5% in 2013, mainly due to the decrease in the value of minerals and metals (8.4%) and in crude oil and natural gas (1.4%).

Services

In 2010, the Government aimed to quadruple the number of internet broadband connections from 2.2 million to 8.8 million by 2014 through the “Plan Vive Digital”, a program designed to reduce unemployment and poverty while increasing competitiveness. At the end of 2014, the number of internet broadband connections exceeded the target, reaching a total of 9,891,506 broadband subscribers, in comparison with 8,216,401 broadband subscribers recorded at the end of 2013. At the end of the second quarter of 2015, the number of internet broadband subscribers increased to 5,349,118 subscribers, as compared to 5,216,440 during the first quarter of 2015.

Role of the State in the Economy

In 2014, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”), the energy generation company Isagen and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2014(1)	Total Liabilities on Dec. 31, 2014(1)	Net Profits for 2014(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2014
	(millions of U.S. dollars)
Ecopetrol S.A	$59,425	$29,024	$3,755	$0
ISA	12,119	6,707	297	0
Isagen	3,578	1,802	218	219
Medellín Metro	1,623	2,442	(99)	62

(1)	Audited. Converted into U.S. dollars at the rate of Ps. 2,392.46/$1.00, the representative market rate on December 31, 2014.
(2)	Converted into U.S. dollars at the rate of Ps. 2,000.03/$1.00, the average representative market rate for January-December 2014.

Source: Directorate of Banking Investment – Ministry of Finance and Public Credit

Ecopetrol S.A. earned net profits of approximately Ps. 7.8 trillion ($3.7 billion) in 2014. Total net profits decreased by 41% as compared to 2013. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 26.2 trillion in 2014, as compared to Ps. 30.9 trillion in 2013. The principal sources of Ecopetrol S.A.’s contribution to public sector revenues during 2014 were approximately Ps. 8.2 trillion in royalties, Ps. 10.8 trillion in dividends paid with respect to profits earned in 2014, Ps. 6.5 trillion in income taxes and Ps. 0.5 trillion in indirect taxes.

ISA’s net profits in 2014 totaled Ps. 593.1 billion as compared to Ps. 433.0 billion in 2013.

In 2014, Isagen registered net profits of Ps. 436 billion ($218 million) as compared to Ps. 434.0 billion ($232 million) in 2013. Net profit was up 1% compared to 2013, offset by interest paid on debt associated with the construction of the Sogamoso hydroelectric power plant. On January 13, 2016, Brookfield Asset Management, purchased 100% of the Government’s ownership interests in Isagen (57.6% of its total outstanding shares) for $2 billion (Ps. 6.5 trillion) in a public auction. The Government plans to use the sale proceeds to fund a portion of the 4G roadway building program.

Medellín Metro registered a net loss of Ps. 197.2 billion ($82.6 million) in 2014 as compared to a net loss of Ps. 193.1 billion ($103 million) in 2013.

Environment

The PDN approved in June 2015 now includes as one of the strategies of the Government, Crecimiento Verde (Green Growth), a program promoting research, technological development and innovation for strengthening national and regional competitiveness with products and activities that contribute to sustainable development and growth with a low carbon footprint.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2011 through January 2016, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2011	2012	2013	2014	2015	2016
January	13.6%	12.5%	12.1%	11.1%	10.8%	11.9%
February	12.9	11.9	11.8	10.7	9.9
March	10.9	10.4	10.2	9.7	8.9
April	11.2	10.9	10.2	9.0	9.5
May	11.2	10.7	9.4	8.8	8.9
June	10.9	10.0	9.2	9.2	8.2
July	11.5	10.9	9.9	9.3	8.8
August	10.1	9.7	9.3	8.9	9.1
September	9.7	9.9	9.0	8.4	9.0
October	9.0	8.9	7.8	7.9	8.2
November	9.2	9.2	8.5	7.7	7.3
December	9.8	9.6	8.4	8.7	8.6

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2011		2012		2013		2014		2015
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	42.7%	67.4%	45.3%	68.7%	44.8%	68.3%	45.3%	68.3%	46.3%	69.2%
Second Quarter	44.6	68.1	47.6	69.3	47.5	68.7	47.8	69.2	48.7%	69.9%
Third Quarter	45.3	68.6	46.4	69.2	47.5	69.2	48.1	69.5	48.4%	69.4%
Fourth Quarter	48.1	71.7	47.5	70.8	48.5	71.2	49.2	71.6	49.7%	72.0%

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	18.6%	17.6%	17.6%	18.8%
Mining and quarrying	1.0%	1.4%	1.6%	0.8%
Manufacturing	12.5%	13.4%	12.7%	13.5%
Electricity, gas and water supply	0.5%	0.5%	0.6%	0.6%
Construction	5.6%	5.4%	5.9%	5.9%
Retail, hotels and restaurants	26.6%	26.6%	26.1%	26.3%
Transport, storage and communications	8.8%	8.2%	8.2%	8.0%
Financial intermediation	1.2%	1.2%	1.2%	1.1%
Real estate, renting and business activities	6.4%	6.7%	6.5%	6.4%
Community, social and personal services	18.7%	19.0%	19.5%	18.5%
Total	100.0%	100.0%	100.0%	100.0%

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.9%	16.9%	17.2%	18.0%
Mining and quarrying	0.9%	1.3%	1.4%	0.9%
Manufacturing	13.0%	13.2%	12.3%	12.9%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.6%
Construction	6.2%	5.9%	5.8%	6.1%
Retail, hotels and restaurants	26.6%	26.9%	26.6%	26.9%
Transport, storage and communications	8.6%	8.1%	8.7%	7.9%
Financial intermediation	1.4%	1.2%	1.2%	1.2%
Real estate, renting and business activities	6.2%	6.5%	7.2%	6.9%
Community, social and personal services	18.6%	19.6%	19.1%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.7%	16.1%	16.7%	17.0%
Mining and quarrying	1.2%	1.1%	1.3%	0.6%
Manufacturing	11.8%	12.7%	11.6%	12.0%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	5.5%	5.5%	5.8%	6.4%
Retail, hotels and restaurants	27.8%	27.1%	27.3%	27.6%
Transport, storage and communications	8.6%	8.6%	8.0%	7.9%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	7.2%	7.1%	7.1%	6.9%
Community, social and personal services	18.4%	20.1%	20.0%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.4%	15.6%	16.6%	16.4%
Mining and quarrying	1.0%	1.1%	1.1%	0.7%
Manufacturing	11.8%	12.3%	11.6%	12.3%
Electricity, gas and water supply	0.6%	0.6%	0.5%	0.6%
Construction	5.9%	5.9%	5.9%	6.5%
Retail, hotels and restaurants	27.7%	27.2%	27.0%	27.2%
Transport, storage and communications	8.6%	8.3%	8.1%	8.3%
Financial intermediation	1.4%	1.3%	1.5%	1.2%
Real estate, renting and business activities	6.9%	7.2%	7.6%	7.4%
Community, social and personal services	19.7%	20.6%	20.1%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6,3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100%

Source: DANE. Calculations: Ministry of Finance.

Poverty

In September 2011, the Departamento Nacional de Planeación (“DNP”) released a new methodology that changed the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated, following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line –

(July-June))

July 2009 – June 2010	39.0%
July 2010 – June 2011	35.5%
July 2011 – June 2012	32.9%
July 2012 – June 2013	32.2%
July 2013 – June 2014	29.3%
July 2014 – June 2015	28.2%

(1)

The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income (July-June) falls below that level are considered to be living in poverty. Households whose monthly income per-capita was lower than Ps. 217.043 for June 2015, Ps. 208.404 for June 2014, Ps. 204,270 for June 2013 and Ps. 198,758 for June 2012 were considered to be living in poverty. Households whose per-capita income was lower than Ps. 97,790 for June 2015, Ps. 92,312 for June 2014, Ps. 91,689 for June 2013, and Ps. 89,737 for June 2012 were considered to be living in extreme poverty.

Source: DANE.

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” in the 2014 Annual Report. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

Health Care Reform

On January 19, 2011, the President signed into law the Health Reform Law that allocates more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget. Other resources of funding are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

On February 16, 2015, President Santos and Health Minister Alejandro Gaviria signed Law 1751, which establishes health as an autonomous fundamental right. Under the law, the provision of emergency services becomes mandatory, eliminating any requirement for authorization prior to treatment. The law also provides that administrative or economic reasons cannot interrupt a patient’s care. Additionally, it establishes a cap on medicine prices based on international reference prices.

Other Government Initiatives to Combat Poverty

Other initiatives the Government has undertaken to alleviate poverty in Colombia include a program called “De cero a siempre”, which seeks to promote and ensure children’s comprehensive development from conception until the age of six. Furthermore, the Government has continued to develop the “Families in Action” program, a monetary transfer program that seeks to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. The Government has also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

On May 28, 2015, President Santos presented a program called “Plan de Impulso a la Productividad y el Empleo” (PIPE 2.0). This plan seeks to stimulate the economy and mitigate the impact of the economic slowdown. This initiative seeks to generate investment in cross-sectors such as infrastructure, education, public works, housing, industry and mining. It includes almost Ps. 17 trillion of investment and is expected to create 300,000 jobs.

On July 6, 2015, President Santos signed into law the Anti-Smuggling Act, which seeks to be an effective tool to preserve formal employment and prosecute money laundering. This law increases penalties and fines, and gives more powers to the police and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”) to combat smuggling.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, el Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to preliminary figures, Colombia’s current account registered a U.S. $19,567 million deficit in 2014, compared to a U.S. $12,367 million deficit in 2013. The increase in the current account deficit was mainly due to an increase in imports of goods and services accompanied by a decrease of exports of goods and services.

For 2014, the financial account registered a U.S. $19,903 million deficit, compared to a U.S. $11,845 million deficit for 2013. The increase in the deficit was mainly caused by a decrease in portfolio investment and other investment accounts.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $14,469 million for the first nine months of 2015, compared to a deficit of U.S. $13,222 million for the same period in 2014. The financial account registered a deficit of U.S. $14,972 million for the first nine months of 2015, compared to a U.S. $13,417 million deficit for the same period in 2014. The increase in the deficit in 2015 compared to 2014, was due to a decrease in imports and a decrease in exports as well.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments (1)(2)(3)(4)

	For the Year ended December 31,					For the Nine Months Ended September 30,
Account	2010	2011	2012	2013	2014	2014	2015
	(in Millions of U.S. Dollars)
Current Account	(8,663)	(9,710)	(11,306)	(12,367)	(19,567)	(13,222)	(14,469)
Credit (Exports)	52,864	72,248	77,283	76,241	73,168	56,145	42,731
Debit (Imports)	61,527	81,958	88,589	88,608	92,736	69,368	57,199
Goods and Services	(1,893)	935	(858)	(2,763)	(11,255)	(6,037)	(12,968)
Credit (Exports)	45,875	63,898	68,034	67,140	63,862	49,395	35,015
Debit (Imports)	47,768	62,963	68,892	69,903	75,117	55,432	47,983
Goods	2,356	6,137	4,956	3,180	(4,598)	(1,208)	(9,782)
Credit (Exports)	40,762	58,262	61,604	60,281	57,012	44,359	29,709
Debit (Imports)	38,406	52,126	56,648	57,101	61,610	45,567	39,491
Services	(4,250)	(5,202)	(5.813)	(5,943)	(6,657)	(4,829)	(3,186)
Credit (Exports)	5,113	5,636	6,430	6,859	6,850	5,036	5,305
Debit (Imports)	9,363	10,838	12,244	12,802	13,507	9,865	8,491
Primary Income	(11,217)	(15,479)	(15,027)	(14,198)	(12,671)	(10,243)	(5,301)
Credit (Exports)	1,674	2,780	3,854	3,627	3,999	2,931	3,377
Debit (Imports)	12,891	18,260	18,882	17,825	16,670	13,174	8,678
Secondary Income	4,448	4,834	4,579	4,594	4,359	3,058	3,801
Credit (Exports)	5,315	5,570	5,394	5,473	5,308	3,819	4,339
Debit (Imports)	868	735	815	880	949	762	539
Financial Account	(9,275)	(8,925)	(11,754	(11,845)	(19,903)	(13,417)	(14,972)
Direct Investment	(947)	(6,228)	(15,646)	(8,557)	(12,426)	(10,169)	(5,857)
Net Acquisition of Financial Assets	5,483	8,420	(606)	7,652	3,899	2,369	3,378
Equity and Investment Fund Share	6,893	7,254	(557)	7,468	2,935	2,207	4,271
Debt Instruments	(1,410)	1,165	(49)	184	964	162	(893)
Net Incurrence of Liabilities	6,430	14,648	15,039	16,209	16,325	12,538	9,235
Equity and Investment Funds Share	7,065	12,776	13,800	13,840	13,832	10,915	7,828
Debt Instruments	(635)	1,872	1,239	2,368	2,493	1,623	1,407
Portfolio Investment	(973)	(6,090)	(5,690)	(6,978)	(11,654)	(10,720)	(9,110)
Net Acquisition of Financial Assets	2,290	2,111	1,666	4,096	7,007	5,936	1,293
Equity and Investment Fund Share	0	0	0	0	0	0	0
Debt Securities	2,290	2,111	1,666	4,096	7,007	5,936	1,293
Net Incurrence of Liabilities	3,263	8,202	7,356	11,073	18,661	16,656	10,403
Equity and Investment Fund Share	1,318	2,288	3,180	1,926	3,833	3,368	1,629
Debt Securities	1,944	5,914	4,176	9,147	14,828	13,288	8,773

	For the Year ended December 31					For the Six Months ended June 30,
Account	2010	2011	2012	2013	2014	2014	2015
	(in Millions of U.S. Dollars)
Financial Derivatives and Options to Purchase Shares by Employees	(354)	(82)	(714)	(33)	268	(144)	1482
Net Acquisition of Financial Assets	(354)	(202)	(780)	(156)	(411)	(326)	(173)
Net Incurrence of Liabilities	—	(120)	(66)	(124)	(680)	(182)	(1,655)
Other Investments	(10,144)	(267)	4,890	(3,225)	(528)	3,725	(1,776)
Net Acquisition of Financial Assets	210	3,417	2,656	1,826	1,820	3078	(353)
Net Incurrence of Liabilities	10,354	3,684	(2,234)	5,051	2,348	(647)	1423
Reserve Assets	3,142	3,742	5,406	6,946	4,437	3,891	288
Net Errors and Omissions	(613)	785	(448)	522	(335)	(194)	(504)
Memorandum of the Financial Account Excluding Reserve Assets	(12,418)	(12,668)	(17,160)	(18,792)	(24,339)	(17,308)	(15,261)

(1)	Data for 2015, 2014 and 2013 are preliminary and data for 2010, 2011 and 2012 are revised.
(2)	The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.
(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)	Non-financial corporations are corporations whose principal activity is the production of goods or non- financial market services. This category includes legally established companies, branches or non-resident corporations, quasi-corporations, hypothetical resident land owners units and resident non-profit institutions that are market producers of goods and non-financial services.

Source: Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) decreased by 5.4% in 2014 compared to 2013 due to a decrease in international commodity prices, mainly oil prices, partially offset by an increase in the volume of shipped raw materials such as coffee, flowers and bananas. Nontraditional exports, including emeralds, decreased by 6.7% from $17,089 million in 2013 to $15,945 million in 2014. Among industry exports, the largest decreases among the categories of specifically identified export products were registered by other industries (including jewelry, musical instruments, sporting goods and other products), which decreased by 25.8%, iron and steel industries, which decreased by 12.1%, and paper and its byproducts, which decreased by 11.0%. According to DANE and Banco de la República exports in 2014 totaled approximately $54,795 million, including oil and its derivatives (52.8% of total exports), coal (12.4% of total exports), coffee (4.5% of total exports), nickel (1.2% of total exports) and nontraditional exports (29.1% of total exports).

According to preliminary figures supplied by DANE and the “DIAN”, exports of goods totaled $35,690 million during 2015, representing a 34.9% decrease as compared to the same period in 2014. This decrease was primarily caused by a decrease in traditional exports, primarily because of a 50.8% decrease in exports of oil and its derivatives, and a 12.6% decrease in non-traditional exports.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)	2015
	(percentage of total exports)
United States	42.2	38.6	36.3	31.4	25.7	27.6
China	4.4	3.5	5.6	8.7	10.5	6.3
Panama	2.4	3.8	4.8	5.5	6.6	6.7
Spain	1.4	3.0	4.9	4.9	6.0	4.4
India	1.3	1.3	2.3	5.1	5.0	1.5
Netherlands	4.2	4.4	4.2	3.9	3.9	4.2
Venezuela	3.6	3.0	4.3	3.8	3.6	3.0
Ecuador	4.6	3.4	3.2	3.4	3.4	4.0
Brazil	2.5	2.3	2.1	2.7	3.0	3.3
Peru	2.9	2.3	2.6	2.2	2.2	3.2
United Kingdom	1.7	2.1	1.9	1.9	2.0	1.8
Chile	2.7	3.9	3.6	2.7	1.8	2.1
Switzerland	2.2	1.7	1.2	0.8	0.9	1.2
Others	24.1	26.7	23.0	23.2	25.4	30.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.
Source:	DANE.

Merchandise Imports by Major Trading Partners

	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
	(percentage of total exports)
United States	36.5	35.6	33.1	34.7	34.2
China	5.0	5.5	6.0	6.0	6.6
Mexico	5.5	7.5	8.0	5.9	5.5
Panama	4.0	5.3	5.8	5.6	4.9
Switzerland	3.4	3.4	3.7	3.6	3.6
South Korea	3.3	3.3	3.1	3.3	3.6
Germany	3.5	3.4	3.3	3.5	3.1
Brazil	3.8	3.2	3.1	2.8	3.0
Chile	2.3	2.1	2.4	2.3	2.3
Japan	3.4	2.8	2.6	1.9	2.1
Spain	1.5	1.5	1.9	2.0	1.9
Uruguay	1.9	1.8	1.5	1.4	1.9
Ecuador	1.7	1.5	1.6	1.4	1.5
Others	24.2	23.0	23.9	25.6	25.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: National Directorate of Customs and Taxes.

The major trading partners of Colombia classified by exports are the United States, China and the European Union.

Exports to the United States were $9.9 billion in 2015, as compared to $14.2 billion in 2014. The 30.6% decrease in 2015 was mainly due to lower sales of refined petroleum products and mineral products, which decreased by 47.1% compared to 2014. According to preliminary figures, exports to the United States were $0.58 billion in January 2016, as compared to $0.70 billion in January 2015.

Exports to China were $2.2 billion in 2015, as compared to $5.7 billion in 2014. The 60.7% decrease in exports to China in 2015 compared to the previous year was mainly due to a 65.4% decrease in the export of refined petroleum products. According to preliminary figures, exports to China were $0.072 billion in January 2016, as compared to $0.1 billion in January 2015.

Exports to the European Union were $6.0 billion in 2015, compared to $9.4 billion in 2014. The 36.1% decrease in exports to the European Union in 2015 compared to the previous year was mainly due to a 38.1% decrease in exports of refined petroleum products and mineral products.

Colombia’s major trading partners classified by imports are the United States, China and Mexico.

Imports from the United States were $18.2 billion in 2014, as compared to $16.3 billion in 2013. In 2014, imports from the United States increased by 11.4% compared to 2013 mainly as a result of a 33.2% increase in imports of oil, minerals, refined petroleum products and related products. Imports from the United States were $9.5 billion for the period from January to July 2015.

Imports from China were $11.8 billion in 2014, as compared to $10.4 billion in 2013. In 2014, imports from China increased by 13.8% as compared to 2013 mainly as a result of a 16.2% increase in imports of equipment, electrical recording materials and image materials. Imports from China for the period from January to July 2015 totaled $5.7 billion.

Imports from Mexico were $5.3 billion in 2014, as compared to $5.5 billion in 2013, representing a decrease of 4.1%. Imports from Mexico totaled $2.3 billion for the period from January to July 2015.

Monetary System

Financial sector

As of December 31, 2015, Colombia’s financial sector had a total gross loan portfolio of Ps. 377.1 trillion compared to Ps. 324.7 trillion as of December 31, 2014. Past due loans totaled Ps. 11.5 trillion as of November 30, 2015, Ps. 11.5 trillion as of December 31, 2014 and Ps. 7.9 trillion as of December 31, 2013, representing an increase of 34% over the two-year period. Past due loans were 2.9% of total loans as of December 31, 2015, 3.0% of total loans as of December 31, 2014 and 2.8% as of December 31, 2013. Provisions as a percentage of past due loans were 159.9% as of December 31, 2015 and 151.7% as of December 31, 2014.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 15.1% of risk- weighted assets as of December 31, 2014 and risk-weighted assets increased from Ps. 349.6 trillion as of December 31, 2014 to Ps.404.8 trillion as of December 31, 2015.

The following table shows the results of the financial sector as of and for the 12 months ended December 31, 2015:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the 12 months ended,

December 31, 2015)

	Assets	Liabilities	Net Worth	Earnings
Banks (1)	Ps. 504,680,599	Ps. 437,326,633	Ps. 67,353,966	Ps. 9,636,256
Non-Banking Financial Institutions (2)	45,149,004	35,884,628	9,264,376	1,026,628

Total	Ps. 549,829,603	Ps. 473,211,262	Ps. 76,618,342	Ps 10,662,885

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2015 was 6.77% compared to 3.66% in 2014. The 12-month change in the CPI as of February 29, 2016 was 7.59%. The increase in the consumer inflation by 2015 and 2016 was mainly due to an increase in prices of foods of 10.85% and 4.29% respectively.

Producer price inflation (as measured by the change in the producer price index, or (“PPI”) for 2015 was 5.48% compared to 2014. As of February 29, 2016, the year-over-year PPI was 5.74%. The increase in the producer price inflation by 2015 and 2016 compared to December 2014, was mainly due to an increase in agriculture, hunting, forestry and fishing of 15.55% and 21.56% respectively.

In February 2015, DANE introduced a new methodology for calculating the “PPI” based on recommendations from the IMF, the OECD and Banco de la República. While the old methodology measured the average monthly change in prices of a basket of domestic supply of goods in the first stage of commercialization, including goods produced and sold by national companies and importers, the new methodology measures the average monthly change in prices of a basket of goods produced domestically. The new methodology has been applied to figures beginning in January 2015.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) decreased from 4.2% in 2013 to 4.1% in 2014. The average DTF for 2015 was 4.55%. The average DTF for 2016 (as of February 29, 2016) was 6.0%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2010	3.2	4.4	3.7
2011	3.7	5.5	4.2
2012	2.4	(3.0)	5.4
2013	1.9	(0.1)	5.1
2014
January	2.1	1.0	4.0
February	2.3	1.9	4.0
March	2.5	2.6	3.9
April	2.7	3.2	3.8
May	2.9	3.3	3.8
June	2.8	2.0	3.9
July	2.9	2.0	4.1
August	3.0	2.5	4.0
September	2.9	2.6	4.3
October	3.3	4.2	4.3
November	3.7	3.7	4.4
December	3.7	6.0	4.3
2015
January	3.8	(1.3)	4.5
February	4.4	(3.2)	4.5
March	4.6	0.4	4.4
April	4.6	(0.9)	4.5
May	4.4	(1.0)	4.4
June	4.4	1.1	4.4
July	4.5	2.3	4.5
August	4.7	4.4	4.5
September	5.4	4.4	4.4
October	5.9	3.4	4.7
November	6.4	3.9	4.9
December	6.8	5.5	5.2
2016
January	7.5	5.3	5.7
February	7.6	5.7	6.3

(1)	Percentage change over the previous 12 months at the end of each month indicated, except for 2015 which registers percentage change from previous month. Figures for 2015 apply the new methodology announced by DANE as described above.
(2)	Average for each of the years 2010-2013 and, for each indicated month in 2014 and 2015, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index since September 2015 due to the depreciation of the Peso, increased raw material importation costs and a weaker food supply , Banco de la Rébublica gradually lifted interest rates. Interest rates were increased seven times, from September 2015 to February 2016, in steps of 25 basis points each until the discount rate reached the current 6.25%.

Foreign Exchange Rates and International Reserves

Exchange Rates

On March 10, 2016, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,192.49=U.S.$1.00, as compared to Ps.2,592.59=U.S.$1.00 on March 10, 2015. During the 12-month period ended March 3, 2016, the Representative Market Rate reached a high of Ps. 3,434.89=U.S.$1.00 on February 12, 2016 and a low of Ps. 2,360.58=U.S.$1.00 on May 9, 2015.

International Reserves.

Banco de la República’s gross international reserves increased from $28,463.5 million at December 31, 2010 to $32,302.9 million at December 31, 2011. As of December 31, 2012, gross international reserves further increased by $5,171.2 million to $37,474.1 million and by December 31, 2013, gross international reserves were $43,639.3 million. As of December 31, 2014, gross international reserves increased by $3,688.8 million to $47,328.1 million. As of February 29, 2016, gross international reserves were $46,852.9 million, a decrease of $207.4 million compared to February 28, 2015.

The increase in international reserves in 2010 was mainly due to intervention by Banco de la República in the foreign exchange market and the increase in special drawing rights (“SDR”) allocated by the IMF. In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: low interest rates in the developed economies, a decision to have a more conservative risk profile of the central bank’s portfolio and the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $ 165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated $4.1 billion. As of February 2015, Banco de la República decided not to continue increasing international reserves. Year-to-date, Banco de la República has not made purchases of foreign exchange.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of February 2016, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of February 26, 2016, royalties had reached an aggregate amount of Ps. 37 trillion since inception and, as of December 31, 2015, transfers in dollars into the Savings and Stabilization Fund since inception totaled $3.1 billion.

Public Sector Finance

General

In 2015, the Central Government deficit was 3.0% of GDP compared to a deficit of 2.4% of GDP in 2014. The Central Government deficit for 2015 was Ps. 23,881 billion, an increase of 30.1% from the Ps. 18,356 billion deficit registered in 2014. Central Government revenues increased by 5.1%, from Ps. 119,744 billion in 2013 to Ps. 125,904 billion in 2014, while Central Government expenditures increased by 7.5%, from Ps. 134,965 billion in 2013 to Ps. 145,132 billion in 2014. The increase in expenditures was primarily due to increases in operating and interest expenditures.

The Government currently projects a Central Government deficit in 2016 of 3.6% of GDP. However, no assurance can be given concerning actual results for the 2016 period and beyond.

The 2016 budget is based on the following principal budget assumptions:

Principal 2016 Budget Assumptions

2016 Budget Assumptions as of December 2015(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	858,511.4
Real GDP Growth	3.2%
Inflation(2)
Domestic Inflation (consumer price index)	4.5%
External Inflation(3)	1.4%
Real Devaluation at End of Period	5.7%
Export Prices
Coffee (ex-dock) ($/lb.) (4)	1.2
Oil ($/barrel) (5)	38
Coal ($/ton) (6)	61.8
Gold ($/Troy oz.) (4)	1,099.0

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2015 in connection with the release of the Medium Term Fiscal Plan 2015.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of December 2015.
(4)	Budget assumptions based on data from the General Directorate of Macroeconomic Policy.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market. Projections include an average price of Brent oil of $35 per barrel.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

The figures set forth in this “—Public Sector Finance” section represent the Government’s forecast as of December 17, 2015 of the 2015 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Privatization of Isagen

On January 13, 2016, the Government auctioned 100% of its ownership of interest in Isagen (57.61% of its total outstanding shares). The shares were purchased by Brookfield Asset Management as the winning bidder in an auction process. The share price was Ps. 4,130, representing a total purchase price of Ps. 6.49 billion received by the Government. The proceeds of the sale will be used to finance a portion of the 4G roadway projects.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately $5.45 billion. To date, Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 35.6% in 2010, it decreased to 34.1% in 2011, and it increased to 32.6% in 2012 and to 34.6% in 2013. For the year ended December 31, 2014, the ratio of total net non-financial public sector debt to GDP increased to 38.3%, mainly due to the increase in the amount of debt of the Central Government.

Public Sector Internal Debt

As of December 31, 2015, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 223.7 trillion, compared to Ps. 289.86 trillion as of December 31, 2014. The following table shows the direct internal funded debt of the Central Government as of December 31, 2015 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At January 31, 2016
Treasury Bonds	Ps. 203,362,898
Pension Bonds	11,000,144
Peace Bonds	7,555
Constant Value Bonds	1,137,333
Others(1)	239,377
Security Bonds	106
Treasury notes	9,017,362
Total	Ps. 224,821,868

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 44.9 billion as of August 31, 2015.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type (1)

	As of January 31, 2015		As of January 31, 2016
	(in millions of U.S. dollars)
Central Government	U.S. $	38,935	U.S. $	41,292
Public Entities(2)
Guaranteed		1,691		1,576
Non-Guaranteed		18,601		21,504

Total External Funded Debt	U.S. $	59,226	U.S. $	64,372

(1)	Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of July 31, 2014 and July 31, 2015, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of January 31, 2015		As of January 31, 2016
	(in millions of U.S. dollars)
Multilaterals	U.S. $	16,602	U.S. $	17,728
IDB		7,279		7,868
World Bank		8,209		8,371
Others		1,114		1,489 4
Commercial Banks		3,894		5,829
Export Credit Institutions		2,861		2,729
Bonds		34,747		36,508
Foreign Governments		1,120		1,576
Suppliers		2		2

Total	U.S. $	59,226	U.S. $	64,372

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of July 31, 2014 and July 31, 2015, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 28, 2014, Colombia issued U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044 in a reopening of each such series.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045. On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

As of May 31, 2015, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $513 million.

On September 28, 2015, Colombia issued U.S $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.